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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Quanex Corporation
-------------------------------------------------------------------
(Name of Issuer)


Common Stock
-------------------------------------------------------------------
(Title of Class of Securities)


74762010
--------------
(CUSIP NUMBER)

Check the following box if a fee is being paid with this statement.[ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 (the "1934 Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 Pages


CUSIP NO.  74762010               13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Princeton Services, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

159,000

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

159,000

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

159,000 (ownership disclaimed pursuant to Section 13d-4 of the 1934 Act)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.1%

12. TYPE OF REPORTING PERSON*

HC, CO

    *SEE INSTRUCTION BEFORE FILING OUT!

Page 3 of 6 Pages

		    SCHEDULE 13G


ITEM 1 (a)  Name of Issuer:
	    --------------

	    Quanex Corporation (the "Company")


ITEM 1 (b)  Address of Issuer's Principal Executive Offices:
	    -----------------------------------------------

	    1900 West Loop South
	    Suite 1500
	    Houston, Texas  77027


ITEM 2 (a)  Name of Persons Filing:
	    ---------------------

	    Princeton Services, Inc.

ITEM 2 (b)  Address of Principal Business Office or, if none, Residence:
	    -----------------------------------------------------------


Princeton Services, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey  08536

ITEM 2 (c)  Citizenship:
	    -----------
See Item 4 of Cover Pages

ITEM 2 (d)  Title of Class of Securities:
	    ----------------------------

Common Stock

ITEM 2 (e)  CUSIP NUMBER:

See Cover Page










Page 4 of 6 Pages


ITEM 3

    Princeton Services, Inc. ("PSI") is a parent holding company in accordance with (S) 240.13d-1(b)(ii)(G) of the 1934 Act.

ITEM 4  Ownership
	---------
(a)  Amount Beneficially Owned:

   See Item 9 of Cover Pages.

(b)  Percent of Class:

     See Item 11 of Cover Pages

(c)  Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote:

	  See Item 5 of Cover Pages

    (ii)  shared power to vote or to direct the vote:

	  See Item 6 of the Cover Pages

   (iii)  sole power to dispose of or to direct the disposition of:

	  See Item 7 of Cover Pages

    (iv)  shared power to dispose of or direct the disposition of:

	  See Item 8 of Cover Pages



ITEM 5  Ownership of Five Percent or Less of a Class.
	--------------------------------------------

      If this statement is being filed to report the fact that the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities reported herein, check the following: [X].

Page 5 of 6 Pages


ITEM 6  Ownership of More than Five Percent on Behalf of Another Person.
	---------------------------------------------------------------

Not Applicable

ITEM 7   Identification and Classification of the Subsidiary Which
	 ---------------------------------------------------------
  Acquired the Security Being Reported on by the Parent Holding Company.
  ---------------------------------------------------------------------

   PSI is a corporate managing general partner of Fund Asset Management, L.P. and Merrill Lynch Asset Management, L.P., each of which is a registered investment adviser under Section 203 of the Advisers Act.


ITEM 8   Identification and Classification of Members of the Group.
	 ----------------------------------------------------------

Not Applicable



ITEM 9  Notice of Dissolution of Group.
	------------------------------

Not Applicable


ITEM 10  Certification
	 -------------

    By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 6 of 6 Pages


Signature.
---------

    After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  January 29, 1998



Princeton Services, Inc.

/s/ Ira P. Shapiro
-----------------------------
Name:  Ira P. Shapiro
Title:  Attorney-In-Fact*


*Signed pursuant to a power of attorney, dated January 26, 1998, included as an exhibit to Schedule 13G filed with the Securities and Exchange Commission by Princeton Services, Inc., on February 14, 1998 with respect to LTX Corporation.